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                                                                   EXHIBIT 99.02


                         SUPPLEMENT AND AMENDMENT NO. 1

        THIS SUPPLEMENT AND AMENDMENT NO. 1 ("AMENDMENT") is made and entered into as of the 30th day of November, 1998, by and between MIDWEST REAL ESTATE HOLDINGS LLC ("LANDLORD") and RETEK INFORMATION SYSTEMS, INC. (the "TENANT").

        RECITALS:

        WHEREAS, Tenant and Landlord's predecessor in interest, Midwest Real Estate Holdings, Inc., entered into a lease agreement ("LEASE AGREEMENT") dated May 30, 1997, pertaining to certain premises consisting of the entire 11th floor ("PREMISES"), containing approximately 42,266 square feet of rentable area in the East and West Towers of the building located at 800 Marquette Avenue and 801 Nicollet Mall, Minneapolis, Minnesota 55402 ("BUILDING"); and

        WHEREAS, Tenant desires to lease additional space within the Building, which Landlord is willing to do, subject to the terms hereafter set forth.

        NOW THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Lease Agreement is hereby supplemented, amended and modified as follows:

        1. Defined Terms. All defined terms or phrases as utilized herein (and identified by the use of initial capitalized letters) shall have the meanings ascribed to them in the Lease Agreement, unless otherwise defined herein.

        2. 3W Space. As of the "3W Effective Date" (as defined below), the Premises shall be expanded to add thereto that certain space consisting of approximately 8191 square feet of rentable area located on the 3rd floor of the West Tower of the Building, known as Suite 350, as more fully set forth on Exhibit A attached hereto (the "3W SPACE"). Thus, the Premises as of the 3W Effective Date shall be increased from 42,266 square feet to 50,457 rentable square feet of area.

        3. 12W Space. As of the "12W Effective Date" (as defined below), the Premises shall be further expanded to add thereto that certain space consisting of approximately 9467 square feet of rentable area located on the 12th floor of the West Tower of the Building, known as Suite 1201, as more fully set forth on Exhibit A-1 attached hereto (the "12W SPACE"). Thus, the Premises as of the 12W Effective Date shall be increased from 50,457 square feet to 59,924 rentable square feet of area.

        4. 4W Space. As of the "4W Effective Date" (as defined below), the Premises shall be expanded to add thereto that certain space consisting of approximately 7,244 square feet of rentable area located on the 4th floor of the West Tower of the Building, known as Suite 420 and Suite 460, as more fully set forth on Exhibit A-2 attached hereto (the "4W SPACE"). Thus, the Premises as of the 4W Effective Date shall be increased from 59,924 square feet to 67,168 rentable square feet of area.

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        5. 17W Space. If and only if Tenant notifies Landlord in writing prior to 12:01 P.M. Central Standard Time on December 31, 1998, time being of the essence, that it is electing to exercise its rights under this Paragraph (the "17W OPTION NOTICE"), then as of the "17W Effective Date" (as defined below), the Premises shall be further expanded to add thereto that certain space consisting of approximately 12,321 square feet of rentable area located on the 17th floor of the West Tower of the Building, known as Suite 1700, as more fully set forth on Exhibit A-3 attached hereto (the "17W SPACE"). Thus, the Premises as of the 17W Effective Date shall be increased from 67,168 square feet to 79,489 rentable square feet of area. The 3W Space, 4W Space, 12W Space and (if Tenant gives the 17W Option Notice) 17W Space shall collectively be referred to herein as the "ADDED SPACE". If Tenant does not timely give the 17W Option Notice, the 17W Space shall not become part of the Added Space, however Tenant shall continue to have the rights to Suite 1700 as set forth in Article 32 of the Lease. Whether Tenant does or does not timely give the 17W Option Notice, Tenant shall continue to have the rights to the 18th floor of the Building as set forth in Article 32 of the Lease.

        6. Improvements. Tenant agrees to provide plans of the Leasehold Improvements ("IMPROVEMENTS") it desires for the Added Space. Said plans shall be subject to Landlord's approval, which approval shall not be unreasonably withheld or delayed, provided said plans:

        a. provide for the Building's standard grade of materials, or upgrades thereof;

        b. provide that the electrical wiring, HVAC and other Building systems to be installed or affected by said plans shall be approved, at no cost to Tenant, by Landlord's contractors, and/or electrical, HVAC or other systems' subcontractors and/or consultants as being of a quality comparable to the systems installed elsewhere in the Building, including the Premises; and

        c. provide only for permanent improvements to the Premises, as opposed to personal property, equipment, trade fixtures and furnishings of Tenant or of the business to be conducted by Tenant within the Premises.

In the event of any reasonable objections to said plans by Landlord, Landlord shall so notify Tenant promptly, so as to resolve such objections in an expeditious and timely manner. When all such objections have been satisfied, Landlord shall approve said plans. Upon approval, said plans shall become the "APPROVED PLANS." Tenant shall have plans submitted to Landlord so as to obtain Approved Plans pursuant to the following schedule: i) Approved Plans for the 3W Space by December 1, 1998; ii) Approved Plans for the 12W Space by December 1, 1998; iii) Approved Plans for the 4W Space by January 1, 1999; and iv) Approved Plans for the 17W Space by April 1, 1999.

        7. Tenant Improvement Allowance. Landlord shall construct, in a good and workmanlike manner, the Improvements as set forth in the Approved Plans. The cost of said Improvements shall be borne by Tenant; however Landlord shall provide Tenant the "3W ALLOWANCE" (as defined in Paragraph 34B of the Lease Agreement to be equal to $15.00 per


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rentable square foot of 3W Space reduced by $0.1785 per rentable square foot of
3W Space for each full calendar month the 3W Effective date occurs after August 1, 1997); plus a "12W ALLOWANCE" which shall be calculated the same as the 3W Allowance except the 12W Space rentable square feet shall be utilized in lieu of the 3W Space and the 12W Effective Date shall be utilized in lieu of the 3W Effective Date; plus a "4W ALLOWANCE" which shall be calculated the same as the 3W Allowance except the 4W Space rentable square feet shall be utilized in lieu of the 3W Space and the 4W Effective Date shall be utilized in lieu of the 3W Effective Date; plus an "ARTICLE 32 IMPROVEMENT ALLOWANCE" (as defined to equal $10.00 per rentable square foot of area contained in the 17W Space). Collectively the 3W Allowance, 12W Allowance, 4W Allowance and the Article 32 Improvement Allowance shall be referred to as the "TENANT IMPROVEMENT ALLOWANCE". All costs in excess of the Tenant Improvement Allowance shall be paid by Tenant to Landlord as additional rent under the Lease Agreement, within ten (10) days of the date of the later of substantial completion of the pertinent Added Space, or submission by Landlord to Tenant of a statement of the actual construction costs of such Improvements, showing the excess of said costs over the corresponding Tenant Improvement Allowance. The cost of the Improvements shall include those items set forth in the Lease Agreement at Paragraph 4A3 (items a. - j.). In addition to the Tenant Improvements and the Tenant Improvement Allowance, Landlord shall provide all demising walls on multi-tenant floors of the Added Space run from the floor to the ceiling deck, and shall further provide Tenant with the following at Landlord's expense with respect to the 17W Space:

        a.     asbestos abatement, if necessary;

        b.     new 2x4 light fixtures (stacked on the floor);

        c.     new 2x2 ceiling tiles (stacked on the floor);

        d.     new 2x2 ceiling grid (installed);

        e. installation of life safety and life support systems as are required by building code for shell space;

        f.     building-standard mini-blinds (installed and clean);

        g.     drinking fountain at core;

        h.     electrical and telephone closets;

        i.     building fire stairwells for exiting;

        j. mechanical equipment room with air handling unit and primary duct system currently in place above ceiling;

        k. shell space shall include only sheet rocked perimeter walls and interior columns, elevator lobby and core;

        l. fire protection alarm and communication system installed according to building code for shell space;

        m. smooth and level concrete floor in accordance with industry standards; n. 208/110 volt and 480/277 volt power panels (fused to current building code) connected to building power and providing 8 watts per rentable square foot demand for power on the floor;

        o. for multi-tenant floors only, finished floor lobby and common areas in accordance with building-standard finishes;

        p.     one (1) 2x4 light fixture per 100 usable square feet;


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        q.     for multi-tenant floors only, finished inside surface of corridor walls, taped, sanded and ready for paint; and

        r. plans and/or drawings for areas of the Building other than the Premises which may be required in order for the Tenant Improvements to be constructed and Tenant being able to lawfully occupy the Premises.

The parties acknowledge that the items set forth in the foregoing paragraphs "f", "n" and "r" shall be provided with respect to the 3W, 4W and 12W Spaces, with the balance of the foregoing items having been provided, are already in place or are otherwise not applicable with respect to said 3W, 4W and 12W Spaces.

        8. Use of Improvement Allowances. Notwithstanding the provisions of the foregoing paragraph, Tenant may apply the Tenant Improvement Allowance to any costs incurred in constructing the Tenant Improvements, whether in the 3W Space, 4W Space, 12W Space or 17W Space. Tenant may utilize the 3W Allowance and/or 4W Allowance and/or 12W Allowance and/or the Article 32 Improvement Allowance in any order until the total of such Improvement Allowances have been depleted.

        9. Excess Cost Amortization Option. If the total Tenant Improvements exceed the total Tenant Improvement Allowance, then Tenant may elect to pay such amount (but not any portion of such an amount which exceeds $5.00 times the rentable square feet in the Added Space) by increasing the monthly Minimum Rent otherwise payable, by an amount equal to the installments of a hypothetical loan equal to such excess costs together with interest at 10% per annum which is amortized over the number of months remaining from the 17W Effective Date until August 31, 2004, which is the end of the Term (the "EXCESS COST AMORTIZATION OPTION").

        10. Construction. Landlord agrees to use due diligence in constructing the Improvements for the 3W Space pursuant to the Approved Plans so as to substantially complete the same on or about February 1, 1999 (the "3W TARGET EFFECTIVE DATE"). Landlord agrees to use due diligence in constructing the Improvements for the 4W Space pursuant to the Approved Plans so as to substantially complete the same on or about March 1, 1999 (the "4W TARGET EFFECTIVE DATE"). Landlord agrees to use due diligence in constructing the Improvements for the 12W Space pursuant to the Approved Plans so as to substantially complete the same on or about February 1, 1999 (the "12W TARGET EFFECTIVE DATE"). Landlord agrees to use due diligence in constructing the Improvements for the 17W Space pursuant to the Approved Plans so as to substantially complete the same on or about December 1, 1999 (the "17W TARGET EFFECTIVE Date"). The respective Target Effective Dates shall be extended by any delays by Tenant in finalizing the Approved Plans, any hold-over of any existing occupants ("EXISTING TENANTS"), strikes, material shortages, or any other cause beyond or within Landlord's control. The "3W EFFECTIVE DATE", "4W EFFECTIVE DATE", "12W EFFECTIVE DATE" and the "17W EFFECTIVE DATE" will be the date, with respect to each respective Added Space which is the earlier of: i) the date which is ten (10) days after the date Landlord delivers possession of the Added Space to Tenant with the Improvements substantially complete, or ii) ten (10) days after the date Landlord provides Tenant with notice that Tenant can have access for "Early Installation" (as defined below) within said Added Space (but in no event prior to substantial completion), or iii) Tenant's


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commencement of its business activities from within the respective Added Space..
For purposes of this Amendment, "substantially completed" or "substantial completion" shall mean:

        (i) Landlord has sufficiently completed all the work required to be performed by Landlord under this Amendment (except for minor "punchlist" items which Landlord shall diligently pursue and thereafter complete without unreasonably interfering with Tenant's use of the Premises) such that Tenant can lawfully conduct its normal business operations from the Added Space in question;

        (ii) Tenant has been delivered complete and uninterrupted access to the Added Space in question (and other required portions of the Building); and

        (iii) All of the systems, equipment, machinery and fixtures used in connection with, and necessary for, the operation of the Building and required service to the Added Space in question shall be in operating order.

Landlord shall act as construction manager for purposes of coordinating construction of the Tenant Improvements, there being no "general contractor." Upon completion of the Approved Plans, Landlord shall obtain bids for construction of the Tenant Improvements from at least three (3) reputable contractors for each "Major Contract" other than for architectural, mechanical and electrical (a "MAJOR CONTRACT" shall be deemed any contract in excess of $5,000.00). For each such Major Contract, Tenant shall have the right to suggest contractors from whom Landlord shall solicit bids. All Major Contract bids shall be disclosed and reviewed with Tenant. Prior to commencing construction of the Tenant Improvements, Landlord shall obtain Tenant's approval of (i) Landlord's Preliminary Tenant Improvement Budget Estimate (the "BUDGET") for the Tenant Improvements and (ii) the final costs of said Tenant Improvements (the "FINAL COSTS"), both of which shall be of sufficient detail so as to show the costs set forth in paragraph 7 above of this Amendment, which approval shall be deemed automatically given in the event Tenant has not responded in writing to Landlord within five (5) business days of Landlord's request for approval. Landlord shall cause construction of the Tenant Improvements to the Premises in due course, in a prompt manner, subject to delays caused by Tenant or otherwise beyond Landlord's reasonable control. Tenant acknowledges that the restrooms on the third, fourth and twelfth floors of the West Tower have been upgraded to standards substantially similar to those on the 11th floor of the West Tower. Landlord agrees that the restrooms on the 17th floor of the West Tower will be likewise upgraded to substantially the same condition as the 11th floor restrooms prior to the 17W Effective Date. Landlord shall be responsible for ensuring that the restrooms on any floor of the West Tower on which Added Space is located complies with Title III of the Americans with Disabilities Act of 1990 ("ADA"). Tenant acknowledges that the provisions of Articles 4 and 5 of the Lease shall not be applicable to the Added Space, unless specifically incorporated by this Amendment.

        11. Move In. During the Early Installation period, Tenant shall, for its own purposes, install its telephone lines and computer systems, including any and all associated wiring and/or cabling, at Tenant's sole cost and expense. Tenant's taking possession of each respective Added Space shall be deemed exclusive acceptance of said Added Space and an acknowledgment by


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Tenant that said Added Space is in the condition required by this Amendment, except for: i) punch list items for which Tenant gives Landlord written notice within thirty (30) days of Tenant's taking possession of the respective Added Space, ii) latent defects in materials or workmanship of which Tenant has given Landlord written notice within one (1) year of the Effective Dates for the respective Added Spaces and iii) latent structural defects; it being agreed by Landlord, however, that in the event a latent defect is covered by a warranty in favor of Landlord extending beyond (1) year, Landlord shall use its best efforts to enforce such warranty for and on behalf of Tenant. Notwithstanding anything contained herein to the contrary, Tenant, its agents and contractors shall be permitted to enter the respective Added Spaces ten (10) days prior to Landlord's estimated Effective Date or estimated date of substantial completion for such Added Space so that Tenant may install its freestanding work stations, fixtures, furniture, equipment and telecommunications and computer cabling systems in the Added Space so entered ("EARLY INSTALLATION"); provided that such Early Installation shall not in any way interfere or delay Landlord in substantially completing the Tenant Improvements for such Added Space. In the event Tenant takes occupancy of a respective Added Space prior to its respective Effective Date for such Early Installation or otherwise, its occupancy thereof shall in all respects be governed by the Lease Agreement, except the rentals shall not commence until the Effective Date.

        12. Fourth Floor Lease. The parties acknowledge that Tenant is currently leasing Suite 460 of the Building ("SUITE 460") on a month to month basis pursuant to a lease with Landlord dated August 17, 1998 ("FOURTH FLOOR LEASE"). The parties acknowledge that Suite 460 is part of the 4W Space. As of the 4W Effective Date, the Fourth Floor Lease shall terminate the same as if its Term had expired, with any accrued but unsatisfied obligations arising thereunder surviving such termination.

        13. Fitness Facilities. Tenant desires to make certain improvements within the 3W Space or the 4W Space so as to be able to utilize said improvements as an exercise facility for its employees (the "EXERCISE IMPROVEMENTS"), to which Landlord shall consent subject to Landlord's approval of the plans as provided below. Exercise Improvements shall not be deemed to include any equipment, fitness trade fixtures or other personal property of Tenant placed in or installed within the 3W or 4W Space. Tenant agrees to provide plans of the Exercise Improvements it desires to make to either the 3W or 4W Space. Said plans shall be subject to Landlord's reasonable approval, which approval Landlord may withhold or condition for any good cause related to the operation, management or ownership of the Building. Said plans shall specifically:

        a. provide that the electrical wiring, HVAC and other Building systems to be installed or affected by said plans shall be approved, at no cost to Tenant, by Landlord's contractors, and/or electrical, HVAC or other systems' subcontractors and/or consultants as being of a quality comparable to the systems installed elsewhere in the Building, including the Premises; and

        b. provide adequate sound insulation to prevent noise being generated from the Exercise Improvements from emanating to other premises within the Building, which sound insulation may include sound insulation installed above the ceiling


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               within the premises located on the floor below the Exercise
               Improvements, which insulation Landlord may require Tenant to have installed at any time during the Term of the Lease if such premises beneath the Exercise Improvements becomes leased to a third party.

In the event of any objections to said plans by Landlord (including but not limited to the size of said facilities), Landlord shall so notify Tenant promptly, so as to resolve such objections in an expeditious and timely manner. When all such objections have been satisfied, Landlord shall approve said plans. Upon approval, said plans shall become the "APPROVED PLANS." Tenant, at its sole cost and expense, shall construct and equip the Exercise Improvements pursuant to the Approved Plans, in a good and workmanlike manner, utilizing new materials and shall indemnify and hold Landlord harmless from all claims, liens, costs and expenses (including reasonable attorneys fees incurred by Landlord) arising from such construction and equipping of the Exercise Improvements. Prior to the expiration of the Term, Tenant, at its sole cost and expense shall (unless Landlord notifies Tenant in writing to the contrary) remove the Exercise Improvements and restore such portion of the Premises where the Exercise Improvements were located to the condition it was in prior to the installation of the Exercise Improvements.

        14. Locker Room Facilities. Tenant desires to make certain other improvements within its Premises (including the Added Space) so as to be able to utilize said improvements as locker rooms and showers for its employees (the "LOCKER/SHOWER FACILITIES"), to which Landlord shall consent subject to Landlord's approval of the plans as provided below. The Locker/Shower Facilities shall not be deemed to include any equipment, locker room trade fixtures or other personal property of Tenant placed in or installed within the Premises. Tenant agrees to provide plans of the Locker/Shower Facilities it desires to make specifically showing the location within the Premises. Said plans shall be subject to Landlord's reasonable approval, which approval Landlord may withhold or condition for any good cause related to the operation, management or ownership of the Building. Said plans shall specifically:

        a. provide that the electrical wiring, HVAC, plumbing and other Building systems to be installed or affected by said plans shall be approved, at no cost to Tenant, by Landlord's contractors, and/or electrical, HVAC, plumbing or other systems' subcontractors and/or consultants as being of a quality comparable to the systems installed elsewhere in the Building, including the Premises; and

        b. provide adequate sound insulation to prevent noise being generated from the Locker/Shower Facilities from emanating to other premises within the Building, which sound insulation may include sound insulation installed above the ceiling within the premises located on the floor below the Locker/Shower Facilities, which insulation Landlord may require Tenant to have installed at any time during the Term of the Lease if such premises beneath the Locker/Shower Facilities becomes leased to a third party.

In the event of any objections to said plans by Landlord (including but not limited to the size of said facilities), Landlord shall so notify Tenant promptly, so as to resolve such objections in an


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expeditious and timely manner. When all such objections have been satisfied,
Landlord shall approve said plans. Upon approval, said plans shall become the "APPROVED PLANS." Tenant, at its sole cost and expense, shall construct and equip the Locker/Shower Facilities pursuant to the Approved Plans, in a good and workmanlike manner, utilizing new materials and shall indemnify and hold Landlord harmless from all claims, liens, costs and expenses (including reasonable attorneys fees incurred by Landlord) arising from such construction and equipping of the Locker/Shower Facilities. Prior to the expiration of the Term, Tenant, at its sole cost and expense shall (unless Landlord notifies Tenant in writing to the contrary) remove the Locker/Shower Facilities and restore such portion of the Premises where the Locker/Shower Facilities were located to the condition it was in prior to the installation of the Locker/Shower Facilities.

        15. Term. The Added Space shall be deemed to be a part of the Premises as of the respective Effective Dates. The Term of the Lease Agreement shall expire as set forth in the Lease Agreement on August 31, 2004.

        16. Minimum Rental. Subject to the provisions of the last sentence of paragraph 11 above, commencing on the 3W Effective Date, the annual Minimum Rent for the Premises under the Lease Agreement shall be increased in an amount equal to the number of square feet contained in the 3W Space times $12.00 (decreased by $.0833 per rentable square foot of 3W Space for each full calendar month the 3W Effective Date occurs prior to August 1, 2000). Subject to the provisions of the last sentence of paragraph 11 above, commencing on the 12W Effective Date, the annual Minimum Rent for the Premises under the Lease Agreement shall be further increased in an amount equal to the number of square feet contained in the 12W Space times $12.00 (decreased by $.0833 per rentable square foot of 12W Space for each full calendar month the 12W Effective Date occurs prior to August 1, 2000). Subject to the provisions of the last sentence of paragraph 11 above, commencing on the 4W Effective Date, the annual Minimum Rent for the Premises under the Lease Agreement shall be further increased in an amount equal to the number of square feet contained in the 4W Space times $12.00 (decreased by $.0833 per rentable square foot of 4W Space for each full calendar month the 4W Effective Date occurs prior to August 1, 2000). Subject to the provisions of the last sentence of paragraph 11 above, commencing on the 17W Effective Date, the annual Minimum Rent for the Premises under the Lease Agreement shall be again increased in an amount equal to the number of square feet contained in the 17W Space times $12.00. On or about each of the 3W, 12W, 4W and 17W Effective Dates the parties shall execute memoranda setting forth the entire monthly Minimum Rental due under the Lease Agreement as amended by this Paragraph and taking into account any Excess Cost Amortization Option, if exercised by Tenant.

        17. Additional Rental. The parties acknowledge and agree that the addition of the Added Space to the Premises as of the respective Effective Dates shall automatically result in Tenant paying its pro rata share of Real Estate Taxes and Operating Expenses as Additional Rental pursuant to Article 6 based upon the entire Premises (including the respective Added Spaces as and when so added to the Premises as set forth herein).


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        18. Termination of Article 36. The parties acknowledge and agree that
Article 36 of the Lease Agreement entitled "Option to Terminate Early" shall be and hereby is terminated and shall be deemed null and void and of no further force and effect.

        19. Brokerage. Each of the parties represent and warrant that, except as set forth below, there are no claims for brokerage commissions or finder's fees in connection with this Amendment (collectively the "LEASING COMMISSIONS"), and agrees to indemnify the other against, and hold it harmless from all liabilities arising from any such claim, including without limitation, the costs of attorney's fees in connection therewith. Notwithstanding the foregoing, Landlord agrees to pay any Leasing Commissions payable to Landlord's broker, United Properties Brokerage Company in the amount of $3.00 per square foot of area contained in the Added Space. Landlord further agrees to pay to Tenant's broker, CB Richard Ellis: (i) Leasing Commissions in the amount of $1.50 times the number of rentable square feet contained within the Added Space; and (ii) a project management fee (the "PM FEE") in the amount of $.50 times the number of rentable square feet contained within the Added Space, which Leasing Commissions and PM Fee shall be payable one half upon execution of this Amendment and the remaining one half payable at the rate of $1.00 per rentable square foot times the rentable square feet contained within the 3W Space on the 3W Effective Date; $1.00 times the rentable square feet contained within the 12W Space on the 12W Effective Date; $1.00 times the rentable square feet within the 4W Space on the 4W Effective Date; and $1.00 times the rentable square feet contained within the 17W Space on the 17W Effective Date. The foregoing provisions relating to Leasing Commissions shall be payable in lieu of and not in addition to any Leasing Commissions and/or PM Fees which would have otherwise been payable under
Article 29 of the Lease Agreement. Notwithstanding the foregoing, no Leasing Commissions or PM Fees shall be payable with respect to the 17W Space until and unless the 17W Option Notice is given by Tenant.

        20. 9E Space. Landlord will provide the "Landlord's Notice" with respect to the 9E Space when the entire 9E Space becomes "Available for Leasing" (as defined in Article 33). If at such time as the 9E Space becomes Available for Leasing and Tenant exercises its expansion option as set forth in Article 33 of the Lease Agreement with respect thereto, then notwithstanding any provision of
Article 33, the parties agree as follows: i) the Minimum Rental rate for the 9E Space shall be $12.00 per rentable square foot contained within the 9E Space for the period through August 31, 2004: ii) the Term of the Lease Agreement shall be extended from August 31, 2004 until August 31, 2006 (the "EXTENDED TERM"); iii) the rental rate during the Extended Term (September 2004 through August 2006) for the entire Premises (including the 9E Space and the Added Space) shall be at an annual Minimum Rental rate of $13.00 per rentable square foot contained within said Premises; iv) any tenant improvements to the 9E Space shall be pursuant to Article 33 of the Lease Agreement (including the amount of the 9E Improvement Allowance), as well as in a manner consistent with Paragraphs 6, 7 and 10 of this Amendment; v) in connection with Tenant's "9E Notice" (as defined in paragraph 33B of the Lease Agreement), Tenant may delete from the Premises either the 3W Space or the 12W Space (the "DELETION OPTION"), which Deletion Option shall become effective at such date as Tenant sets forth in the Tenant's 9E Notice, but in no event sooner than six (6) months from the date of Tenant's 9E Notice and must be on the last day of the month (the "DELETION EFFECTIVE DATE"). If


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Tenant elects the Deletion Option, the conditions precedent for the effectiveness thereof shall be: i) Tenant's not being in default under the Lease Agreement and this Amendment beyond all applicable grace or cure periods as of the exercise of the Deletion Option or at any time thereafter; and ii) the payment by Tenant to Landlord, at the time the Tenant's 9E Notice is given, of a termination fee, which shall be equal to the unamortized costs of the "Leasing Commissions" and "Tenant Improvement Allowances" with respect to the space being deleted. Said unamortized portion of such costs shall be equal to the unpaid principal balance, as of the Deletion Effective Date, of a hypothetical loan, and assuming the loan was in the original principal amount of said Leasing Commissions and Tenant Improvement Allowances relating to the space being deleted, at an interest rate of ten percent (10%) and was over an original term equal to the period from the 3W or 12W Effective Date (as the case may be) and continuing through the end of the original Term of the Lease Agreement. Any inconsistencies between this Paragraph and Article 33 of the Lease Agreement shall be resolved in favor of the provisions of this Paragraph.

        21. Parking. Landlord shall make available to Tenant, up to 12 unreserved parking spaces in the below ground level of the Parking Ramp, provided Tenant, within 30 days of the date hereof, executes Landlord's standard license agreement with respect to the number of such parking spaces it desires to so utilize, abides by the rules for the use thereof and pays Landlord's market rates for the use of the same.

        22. Bicycle Storage. Tenant agrees not to allow its employees or officers to store, park or otherwise allow within the Premises or elsewhere in the Building bicycles, except for storage space separately licensed to Tenant (on Landlord's standard storage license form) in the lower level and/or dock area of the Building as designated by Landlord, and which shall be accessed only through the lower level Parking Ramp/dock area of the Building.

        23. Cleaning Specifications. The parties agree that Exhibit C to this Amendment shall be substituted in lieu of Exhibit C attached to the Lease, which is entitled "Night Cleaning Specifications".

        24. Internal Stairwell. Tenant may desire to install an internal stairwell between the 11th floor Premises and the 12W Space (the "INTERNAL STAIRWELL"), to which Landlord shall consent subject to Landlord's approval of the plans as provided below. Tenant agrees to provide plans of the Internal Stairwell, specifically showing the location within the Premises. Said plans shall be subject to Landlord's reasonable approval, which approval Landlord may withhold or condition for any good cause related to the operation, management or ownership of the Building. Said plans shall specifically:

        a. provide that the electrical wiring, HVAC and other Building systems to be installed or affected by said plans shall be approved, at no cost to Tenant, by Landlord's contractors, and/or electrical, HVAC, plumbing or other systems' subcontractors and/or consultants as being of a quality comparable to the systems installed elsewhere in the Building, including the Premises.

In the event of any objections to said plans by Landlord (including but not limited to any structural concerns), Landlord shall so notify Tenant promptly, so as to resolve such objections in an expeditious and timely manner. When all such objections have been satisfied, Landlord shall approve said plans. Upon approval, said plans shall become the "APPROVED PLANS." Tenant, at its sole cost and expense, shall construct the Internal Stairwell pursuant to the Approved Plans, in a good and workmanlike manner, utilizing new materials and shall indemnify and hold Landlord harmless from all claims, liens, costs and expenses (including reasonable attorneys fees incurred by Landlord) arising from such construction of the Internal Stairwell. Prior to the expiration of the Term, Tenant, at its sole cost and expense shall (unless Landlord notifies Tenant in writing to the contrary) remove the Internal Stairwell and restore such portion of the Premises where the Internal Stairwell was located to the condition it was in prior to the installation of the Internal Stairwell.

        25. Submission. The submission of an unexecuted copy of this document for review by Tenant shall not constitute an offer by Landlord. The execution of this document by Tenant and the submission to Landlord shall constitute an offer to Landlord which may be accepted only by Landlord executing and delivering a fully executed counterpart hereof to Tenant. This Amendment may be executed in counterparts, each evidencing, however, the single agreement between the parties.

        26. Ratification. Except as is explicitly inconsistent, modified, supplemented or amended by the express terms hereof, the Lease Agreement is hereby ratified and confirmed.


                                  LANDLORD:
                                  MIDWEST REAL ESTATE HOLDINGS LLC

                                  By:    /s/   BOYD B. STOFER
                                     -----------------------------
                                         Boyd B. Stofer, President

                                  By:    /s/   FRANK J. DUTKE
                                     -----------------------------------------
                                         Frank J. Dutke, Senior Vice President

                                  TENANT:
                                  RETEK INFORMATION SYSTEMS, INC.

                                   By:   /s/   GREGORY A. EFFERTZ
                                      -----------------------------------------
                                         Gregory A. Effertz, Executive Director,
                                         Finance and Administration

                              CONSENT BY GUARANTOR

        The undersigned hereby consents to the above Supplement and Amendment No. 1. The undersigned hereby ratifies and confirms its continued obligations and liabilities under the Lease Guaranty dated June 2, 1997 with respect to the Lease, and hereby agrees that said obligations and liabilities shall be extended and amended to include the Lease as amended as set forth in this Supplement and Amendment No. 1 in the same manner as if the undersigned were re-executing the Guaranty with specific reference to the Lease as amended by this Amendment No. 1.

                                   GUARANTOR: HNC SOFTWARE INC.

                                   By:  /s/   RAYMOND V. THOMAS
                                        Raymond V. Thomas, Vice President,
                                        Finance and Administration and
                                        Chief Financial Officer
                                   Its:________________________________________